Exhibit 99.1

                            COMSTOCK RESOURCES, INC.
                  NON-EMPLOYEE DIRECTOR RETAINER ELECTION PLAN
                                 JANUARY 1, 2000


     The Non-Employee Director Retainer Election Plan (the "Plan") was adopted by the Board of Directors of Comstock Resources, Inc. and allows the members of the Board of Directors who are neither officers nor employees of the Company ("Eligible Directors") to make an annual irrevocable election (an "Election") to receive his annual retainer for service as a director or fees payable pursuant to consulting agreements in the form of a restricted stock award of common stock of the Company (the "Grant") rather than in cash.

     Pursuant to this Plan, the Election to receive a Grant shall be made as of the date set by the Board of Directors each year, with the shares of common stock of the Company included in such Grant upon an Election to be determined by dividing the amount of the retainer payable to the electing Eligible Director for the annual term of service as a director or a consultant of the Company by the fair market value of a share of common stock of the Company on a date to be designated by the Board of Directors for the election.

     If the Eligible Director's services as a member of the Board of Directors are terminated at any time before completion of the Eligible Director's annual term of service, for any reason, a portion of the shares of common stock granted pursuant to the Grant under this Plan shall be forfeited to the Company, such amount to be forfeited to be determined by multiplying the number of shares of common stock included in the applicable Grant by a fraction, the denominator of which is the 365 days or 366 days, as appropriate, and the numerator of which is the number of days that the Eligible Director does not serve as an elected director or as a consultant.

     Restrictions on shares of common stock covered by a Grant shall lapse upon completion of the Eligible Director's annual term of service. Such shares of common stock may not be sold until at least six months after the date of the Grant.

     An Eligible Director shall have all voting, dividend, liquidation and other rights with respect to shares of common stock granted pursuant to this Plan during the restricted period and thereafter unless and until such shares are forfeited as a result of the termination of services of the Eligible Director before completion of his annual term of service.

     No right or interest of any Eligible Director in Grant made pursuant to this Plan shall be assignable or transferable thereby until completion of his annual term of service.

     The Company may require any Eligible Director to whom a Grant is made, as a condition to receiving such Grant, to give written assurances in a form and substance reasonably satisfactory to the Company and its counsel to the effect that such person is acquiring the shares of common stock subject to the Grant for his own account for investment and not with any present intention of selling or otherwise distributing the same, together with such other assurances as the Company reasonably deems necessary or appropriate.

     To the extent required by applicable law and regulation, each Eligible Director awarded a Grant under this Plan shall arrange with the Company for the payment of any federal, state or local income tax or other tax applicable to the Grant.

     This Plan and Grants made hereunder shall be subject to all conditions, whether or not set forth in these resolutions, which shall be necessary to permit the Eligible Directors to continue to serve as "disinterested persons" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (together with any successor rule or regulation), with respect to the Company's other stock-related benefit and compensation plan.








                                       E-8